MCG SECURITIES, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

MCG Securities, LLC, a Pennsylvania Limited Liability Company, (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on October 31, 2012. The Company is an independent firm that is approved to engage in mutual funds, municipal securities, variable life insurance and annuities and private placements. The Company also earns revenue by providing merger and acquisition advisory services, raising capital, publishing research and collecting commissions from other unaffiliated broker-dealers on referrals of equities, fixed income, options, mutual funds and variable annuities.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with accounting principles generally accepted in the United States of America.

Rule 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

Commissions and service fees include fees arising from the sale of mutual funds, municipal securities, variable life insurance and annuities, securities offerings and private placements in which the Company acts as an agent. Commissions and services fees are recorded on the trade-date of the securities transaction or completion date of the securities offering. Research fees and other income is recorded as revenue when earned.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance and repairs are expensed currently.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(concluded)

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the respective members' tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012 (year of inception).

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, fees receivable, other assets, salaries and commissions payable and accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these investments.

Advertising Costs

Advertising costs are charged to expenses as incurred. During the year ended December 31, 2015, the Company incurred $1,861 of advertising costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $123,359 and $13,492, respectively, which was $109,867 in excess of the required minimum. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.64 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTES TO FINANCIAL STATEMENTS

NOTE 3 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company and Bluestone Capital Management, LLC (the "Affiliate"), a company under common control, have entered into an expense sharing agreement (the "Agreement") wherein the Affiliate provides office and administrative services to the Company. Telephone, internet and shared personnel expenses are allocated between the Company and the affiliate.

The Company incurred shared personnel costs and other general and administrative expenses of approximately $55,000 under the Agreement. This amount is included in general and administrative expenses in the statement of operations.

Concentrations

There were three customers that comprised approximately 71% of revenue during the year ended December 31, 2015.

Fees Receivable

Fees receivable represents referral fees. The Company has determined that these fees are collectible.

*NOTE 4 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND
              CONTINGENCIES*

The Company is engaged in various placement activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.